

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 21, 2008

Via Facsimile (212) 658-9867 and U.S. Mail
Richard J. Margulies
Chairman of the Board
1475 West Cypress Road
Suite 2021
Ft. Lauderdale, FL 33309

**Re: East Coast Diversified Corporation
Preliminary Schedule 14A
Filed February 26, 2008
File No. 000-50356**

Dear Mr. Margulies:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary Term Sheet – Proposal No. 1

Certain Affiliated Persons

1. Please disclose here the names of all of the Certain Affiliated Persons or advise.

Required Vote

2. Please disclose here how many shares of Common Stock and Preferred Stock the Certain Affiliated Persons own.

Questions and Answers

What is the proposed stock sale transaction?

3. As part of the transaction, we note that $1.1 million of ECDV debt will be forgiven by certain affiliated persons. However, upon review of the financial information provided in your most recent Forms 10-KSB and 10-QSB, it is not apparent that $1.1 million is owed. Please clarify the sources of this debt, and the parties to whom it is owed. In order to fully disclose the interests of the persons involved in the proposed stock sale transaction, please provide a table detailing the positions of each of the affiliated persons. This table should present the amount of debt for each affiliated person, with separate columns for the amount owed before the transaction, the effects of the proposed transaction and the amount of debt remaining after the proposed transaction. Also, please note the holdings of common and preferred stock of each affiliated person in a footnote to the table or, in the alternative, include a cross-reference to where such information can be found in the Proxy Statement.

Security Ownership of Certain Beneficial Owners and Management

4. Please also provide this information for your Preferred Stock or advise.

Closing

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristen Shifflett, at (202) 551-3381, or David Humphrey, the Accounting Branch Chief, at (202) 551-3211, if you have questions regarding comments on the financial statements and related matters. Please contact me at with any other questions.

Sincerely,

Susan Block
Attorney-Advisor

cc: Richard Rubin *via* facsimile at (212) 658-9867